Mail Stop 4561



April 6, 2006



By U.S. Mail and facsimile to 011- 9-723-608-0101.

Yoram Firon
Vice President - Investments and Corporate Affairs
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel 62098

Re:	Ampal-American Israel Corporation.
Form 8-K
	Filed March 28, 2006
	File No. 000-00538

Dear Mr. Firon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. In your filing, you disclose that you filed the Form 8-K to correct the disclosures contained in your Forms 10-Q for each of the interim periods in 2005. You further state that the corrected comprehensive loss computations will also be provided in your Form 10-K for the year ended December 31, 2005. Please file amended quarterly reports for the periods indicated in your filing, or tell us why you believe that restatement of your periodic reports for these quarters is not necessary.
2. You state that, on March 24, 2006, the company concluded that previously filed financial statements should not be relied upon. Please specifically tell us if this conclusion was reached by your board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action.



* * * * *



       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3423 if you have questions.

Sincerely,



Amit Pande
Assistant Chief Accountant
Yoram Firon
Ampal-American Israel Corporation
April 6, 2006
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